CONSENT OF BEN PARSONS

The undersigned hereby consents to the references to, and the information derived from, mineral resource estimates for the Kiaka project and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp. for the year ended December 31, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710 and No. 333-226063) of B2Gold Corp.

/s/ Ben Parsons
Ben Parsons, MSc, MAusIMM (CP)
Principal Consultant (Resource Geologist)
March 20, 2019